CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Step Down Step Up Callable Notes, due March 12, 2032	10,000	$1,000	$10,000,000	$1,146.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 878 (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) March 7, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$10,000,000

Step Down Step Up Callable Notes, due March 12, 2032

•	The notes are senior unsecured debt securities issued by Bank of America Corporation. All payments and the return of the principal amount on the notes are subject to our credit risk.

•

The notes will mature on March 12, 2032. At maturity, if the notes have not been previously redeemed, you will receive for each unit of your notes a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid on March 12 and September 12 of each year, beginning on September 12, 2012, with the final interest payment date occurring on the maturity date.

•	The notes will accrue interest at the following rates per annum during the indicated year of their term:

•	Year 1: 8.00%;

•	Year 2: 7.00%;

•	Year 3-4: 6.00%;

•	Years 5-16: 5.00%;

•	Years 17-18: 6.00%;

•	Year 19: 7.00%; and

•	Year 20: 8.00%.

•

We have the right to redeem all, but not less than all, of the notes on March 12, 2013, and on each subsequent interest payment date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is 06048WKV1.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$10,000,000
Underwriting Discount	3.85%	$ 385,000

Proceeds (before expenses)	96.15%	$ 9,615,000

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on March 12, 2012 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated April 20, 2009, as supplemented by the Series L prospectus supplement, dated April 21, 2009 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

•	Title of the Series:	Step Down Step Up Callable Notes, due March 12, 2032

•	Aggregate Principal Amount Initially Being Issued:	$10,000,000

•	Issue Date:	March 12, 2012

•	CUSIP No.:	06048WKV1

•	Maturity Date:	March 12, 2032

•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

•	Ranking:	Senior

•	Day Count Fraction:	30/360

•	Interest Periods:	Semi-annual

•	Interest Payment Dates:	March 12 and September 12 of each year, beginning on September 12, 2012, with the final interest payment date occurring on the maturity date.

•	Interest Rates:	The notes will accrue interest during the following periods at the following rates per annum:

Dates:	Annual Rate:
March 12, 2012 to but excluding March 12, 2013	8.00%

March 12, 2013 to but excluding March 12, 2014	7.00%

March 12, 2014 to but excluding March 12, 2016	6.00%

March 12, 2016 to but excluding March 12, 2028	5.00%

March 12, 2028 to but excluding March 12, 2030	6.00%

March 12, 2030 to but excluding March 12, 2031	7.00%

March 12, 2031 to but excluding March 12, 2032	8.00%

•	Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on March 12, 2013, and on each subsequent interest payment date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the senior trustee at least five business days but not more than 60 calendar days before the specified early redemption date.

•	Business Days:	If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

•	Repayment at Option of Holder:	None

•	Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable interest payment is due.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.

•	Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any interest payment date on or after March 12, 2013. You should expect to receive less than five business days’ notice of that redemption, and if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the notes.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

The interest rate payable on the notes will decrease prior to the fifth year of the term of the notes. The interest rate payable on the notes will decrease from 8.00% to 5.00% over the first four years of the notes, as described above. If we do not redeem the notes, this lower rate would be payable for twelve years of the 20 year term. If we do not redeem the notes prior to maturity, the average annual interest rate you will earn over the term of the notes if you purchase them on the issue date will be 5.70%. We are likely only to redeem the notes if the interest payable on the notes for the remainder of their term is or is expected to be higher than the rates of interest on our conventional debt securities with a similar term to maturity. Accordingly, you should not invest in the notes solely based on the higher interest rates that are payable during the initial few years of their term, or, for example, if you expect market interest rates to significantly increase over the term of the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging our obligations under the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	our right to redeem the notes on or after March 12, 2013;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally; and

•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The notes will be treated as debt instruments for U.S. federal income tax purposes. The notes provide for an initial fixed rate of interest that decreases in subsequent periods until March 12, 2028, at which point the interest increases in each remaining subsequent period. In addition, the notes provide us with the right to redeem the notes on March 12, 2013 and on each subsequent interest payment date at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Solely for purposes of computing the yield and maturity of a debt instrument, applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. This assumption is made solely for U.S. federal income tax purposes of determining whether the notes are issued with original issue discount (“OID”) and is not an indication of our intention to call or not to call the notes at any time. The yield on the notes would be minimized if we call the notes on March 12, 2028. Accordingly, solely for purposes of determining the yield and maturity of the notes we are deemed to exercise our right to redeem the notes on such date and the notes should be treated as maturing on that date. Therefore, the notes should be treated as having been issued with OID, in an amount equal to the excess of the stated redemption price as of March 12, 2028 over the issue price of the notes, determined as described under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Original Issue Discount” in the accompanying prospectus. If we do not call the notes on such date, solely for purposes of determining the yield and maturity of the notes, the notes should be deemed to be retired and reissued for an amount equal to their adjusted issue price on that date. This deemed retirement and reissuance should not result in any taxable gain or loss to you. Solely for purposes of determining yield and maturity, the deemed reissued notes should be subject to the rules discussed above. By application of those rules, the deemed reissued notes should be treated as fixed rate debt instruments not bearing OID. The same analysis would apply to each subsequent interest rate step up date.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. holder, increased by any OID, market discount, de minimis OID, or de minimis market discount previously included in income with respect to the note, and decreased by the amount of any premium previously amortized to reduce interest on the note and the amount of any payment (other than a payment of qualified stated interest) received in respect of the note.

Except as discussed in the prospectus with respect to market discount, gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. holders to deduct capital losses is subject to limitations under the Code.

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover of this pricing supplement as to the notes sold through its efforts. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

In addition, in the ordinary course of their business activities, MLPF&S and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. MLPF&S or its affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, MLPF&S and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. MLPF&S may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus, have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our current report on Form 8-K dated April 28, 2011.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.